CUSIP No. 568427 10 8	Page 1 of 23

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)

Marine Products Corporation
 (Name of Issuer)

Common Stock, $.10 Par Value
(Title of Class of Securities)

568427 10 8
 (CUSIP Number)

Stephen D. Fox Arnall Golden Gregory LLP171 17th Street NW, Suite 2100 Atlanta, GA 30363 (404) 473-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

16204945v7

CUSIP No. 568427 10 8	Page 2 of 23

1	Name of Reporting Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 724,733
8	Shared Voting Power 22,224,313*
9	Sole Dispositive Power 724,733
10	Shared Dispositive Power 22,224,313*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,949,046*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 67.5 percent*
14	Type of Reporting Person IN

*
Includes the following shares of Company common stock: (a) 3,116 shares held in a charitable trust of which he is a co-trustee and as to which he shares voting and investment power; (b) 19,121,676 shares held by LOR, Inc., a Georgia corporation, (Mr. Gary W. Rollins is an officer and director of LOR, Inc., and has a 50% voting interest in it.); (c) 297,913 shares held by RFT Investment Company, LLC, (LOR, Inc. is the manager of RFT Investment Company, LLC); (d) 16,597 shares held by LOR Investment Company, LLC, a Georgia limited liability company, (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC); (e) 343,479 shares held by Rollins Holding Company, Inc., a Georgia corporation, (Mr. Gary W. Rollins is an officer and director of Rollins Holding Company, Inc., and has a 50% voting interest in it.); (f) 1,065,476 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the managing member of RCTLOR, LLC); (g) 38,304 shares held by 1997 RRR Grandchildren’s Partnership, a Georgia general partnership, the partners of which are multiple trusts benefiting the grandchildren and more remote descendants of his deceased brother, Mr. R. Randall Rollins, (Mr. Gary W. Rollins is a trustee of each such trust); (h) 327,258 shares held by WNEG Investments, L.P., a Georgia limited partnership, (Mr. Gary Rollins is the sole member of the sole general partner of WNEG Investments, L.P.); (i) 219,149 shares held by The Gary W. Rollins Revocable Trust, as to which he is the sole trustee; (j) 609,793 shares held by two trusts (the “Rollins Family Trusts”) for the benefit of the children and/or more remote descendants of his deceased brother, Mr. R. Randall Rollins; (k) 156,838 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (l) 22,796 shares held by the R. Randall Rollins 2012 Trust; and (m) 1,918 shares held by his spouse. Does not include 1,101,971 shares currently held by the Estate of R. Randall Rollins, which shares are expected to be transferred to the R. Randall Rollins 2012 Trust (The trustee of each of the Rollins Family Trusts and the R. Randall Rollins 2012 Trust is a corporation over which Mr. Gary W. Rollins has the ability to assert control within sixty days). It is expected that the R. Randall Rollins 2012 Trust will distribute all of its Company shares following receipt of the shares from the Estate. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 568427 10 8	Page 3 of 23

1	Name of Reporting Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 156,838
8	Shared Voting Power 0
9	Sole Dispositive Power 156,838
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 156,838
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.5 percent
14	Type of Reporting Person OO

CUSIP No. 568427 10 8	Page 4 of 23

1	Name of Reporting Person RFPS Investments III, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☐ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 0
9	Sole Dispositive Power 0
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person PN

CUSIP No. 568427 10 8	Page 5 of 23

1	Name of Reporting Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 19,121,676
8	Shared Voting Power 1,536,824*
9	Sole Dispositive Power 19,121,676
10	Shared Dispositive Power 1,536,824*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,658,500*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 60.8 percent*
14	Type of Reporting Person CO

*
Includes the following shares of Company common stock: (a) 156,838 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (b) 297,913 shares held by RFT Investment Company, LLC. (LOR, Inc. is the manager of RFT Investment Company, LLC); (c) 16,597 shares held by LOR Investment Company, LLC, a Georgia limited liability company, (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC), and (d) 1,065,476 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the managing member of RCTLOR, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 568427 10 8	Page 6 of 23

1	Name of Reporting Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 16,597
8	Shared Voting Power 0
9	Sole Dispositive Power 16,597
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,597
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

CUSIP No. 568427 10 8	Page 7 of 23

1	Name of Reporting Person RFT Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 297,913
8	Shared Voting Power 0
9	Sole Dispositive Power 297,913
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 297,913
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.9 percent
14	Type of Reporting Person OO

CUSIP No. 568427 10 8	Page 8 of 23

1	Name of Reporting Person Rollins Holding Company, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 343,479
8	Shared Voting Power 0
9	Sole Dispositive Power 343,479
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 343,479
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.0 percent
14	Type of Reporting Person CO

CUSIP No. 568427 10 8	Page 9 of 23

1	Name of Reporting Person The Gary W. Rollins Voting Trust U/A dated September 14, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☐ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 0
9	Sole Dispositive Power 0
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

CUSIP No. 568427 10 8	Page 10 of 23

1	Name of Reporting Person RCTLOR, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,065,476
8	Shared Voting Power 0
9	Sole Dispositive Power 1,065,476
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,065,476
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.1 percent
14	Type of Reporting Person OO

CUSIP No. 568427 10 8	Page 11 of 23

1	Name of Reporting Person 1997 RRR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 38,304
8	Shared Voting Power 0
9	Sole Dispositive Power 38,304
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,304
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.1 percent
14	Type of Reporting Person PN

CUSIP No. 568427 10 8	Page 12 of 23

1	Name of Reporting Person The Gary W. Rollins Revocable Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 219,149
8	Shared Voting Power 0
9	Sole Dispositive Power 219,149
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 219,149
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.6 percent
14	Type of Reporting Person OO

CUSIP No. 568427 10 8	Page 13 of 23

1	Name of Reporting Person WNEG Investments, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 327,258
8	Shared Voting Power 0
9	Sole Dispositive Power 327,258
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 327,258
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.0 percent
14	Type of Reporting Person PN

CUSIP No. 568427 10 8	Page 14 of 23

Item 1.
Security and Issuer

This Amendment No. 9 to Schedule 13D relates to the Common Stock, $.10 par value, of Marine Products Corporation, a Delaware corporation (the “Company”). The original Schedule 13D was filed on January 10, 2003 and was amended by Amendment No. 1 filed on May 1, 2003, Amendment No. 2 filed on January 31, 2013, Amendment No. 3 filed on August 17, 2016, Amendment No. 4 filed on November 15, 2016, Amendment No. 5 filed on August 7, 2019, Amendment No. 6 filed on July 2, 2020, Amendment No. 7 filed on August 21, 2020, and Amendment No. 8 filed on December 9, 2020 (collectively the “Schedule 13D, as amended”). The Schedule 13D, as amended, is incorporated by reference herein. The principal executive office of the Company is located at:

2801 Buford Highway, Suite 300
Atlanta, Georgia 30329

Item 2.
Identity and Background

1.
(a)          Gary W. Rollins is a reporting person filing this statement.

(b)
His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)
His principal occupation is Chairman and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)
None.

(e)
None.

(f)
United States.

CUSIP No. 568427 10 8	Page 15 of 23

2.
RFA Management Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

(d)
None.

(e)
None.

3.
RFPS Investments III, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Prior to its dissolution, its principal business was to serve as a private investment holding company.

(d)
None.

(e)
None.

4.
LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

5.
LOR Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

6.
RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

7.
Rollins Holding Company, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

CUSIP No. 568427 10 8	Page 16 of 23

8.
The Gary W. Rollins Voting Trust U/A dated September 14, 1994 (the “GWR Voting Trust”) is a reporting person filing this statement. GWR Voting Trust is a revocable trust established by and for the benefit of Gary W. Rollins. Gary W. Rollins is the sole trustee of GWR Voting Trust. The principal business address of GWR Voting Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

9.
RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

10.
1997 RRR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)
None.

(e)
None.

11.
The Gary W. Rollins Revocable Trust is a reporting person filing this statement. It is a revocable trust established by and for the benefit of Gary W. Rollins. Gary W. Rollins is the sole trustee of The Gary W. Rollins Revocable Trust. The principal business address of The Gary W. Rollins Revocable Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

12.
WNEG Investments, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)
None.

(e)
None.

13.
WNEG Management Company, LLC is the general partner of WNEG Investments, L.P., which is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity, and Gary W. Rollins is its sole manager and member.

(d)
None.

(e)
None.

CUSIP No. 568427 10 8	Page 17 of 23

14.
(a)
Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
His address is 15 Ellensview Ct., Richmond, VA 23226.

(c)
His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

(d)
None.

(e)
None.

(f)
United States.

15.
(a)
Amy R. Kreisler is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
Her principal occupation is Executive Director, The O. Wayne Rollins Foundation (private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

16.
(a)
Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(c)
His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(d)
None.

(e)
None.

(f)
United States.

17.
(a)
Pamela R. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

CUSIP No. 568427 10 8	Page 18 of 23

(c)
Her principal occupation is as Board member for Young Harris College, and Board member of National Monuments Foundation and the O. Wayne Rollins Foundation, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

18.
(a)
Timothy C. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
His principal occupation is Vice President of Rollins Investment Company (management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

19.
Nine family trusts (the “1976 RRR Trusts”) are the general partners of 1997 RRR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 RRR Trusts are irrevocable trusts established by R. Randall Rollins for the benefit of his grandchildren and more remote descendants. Gary W. Rollins is a trustee of the 1976 RRR Trusts and exercises de facto control over them. The principal business address of the 1976 RRR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

20.
(a)
Donald P. Carson is a director and the Secretary and Treasurer of LOR, Inc., which is a reporting person filing this statement. He is also a director and the Secretary and Treasurer of Rollins Holding Company, Inc., which is a reporting person filing this statement.

(b)
His business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
His principal occupation is President, RFA Management Company, LLC, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

CUSIP No. 568427 10 8	Page 19 of 23

Item 3.
Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended, for historical information.

Item 4.
Purpose of Transaction

See the Schedule 13D, as amended.

Subject to applicable securities laws and regulations, market conditions and other factors, the reporting persons may sell a portion of the shares of Company common stock beneficially owned by the reporting persons from time to time in open market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended, pursuant to registered secondary offerings, in privately negotiated transactions or otherwise, including pursuant to Rule 10b5-1 sales plans, for liquidity, asset diversification, tax and estate planning and charitable giving purposes. The reporting persons may modify their current plans depending on the reporting persons’ evaluation of various factors, including the Company’s business prospects and financial position, other developments concerning the Company, the price level of the Company common stock, conditions in the securities markets and general economic and industry conditions and other factors deemed relevant by the reporting persons. Furthermore, the reporting persons continue to reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.
Interest in Securities of the Issuer

(a)-(b)
See the cover pages to this Amendment.

Mr. Thomas Claiborne does not beneficially own any shares of Company Common Stock.

Ms. Amy R. Kreisler beneficially owns 259,043 shares of Company Common Stock (0.8%). She has sole voting and dispositive power with respect to 162,545 shares, and shared voting and dispositive power with respect to 96,498 shares. These shares include 96,498 shares of Company Common Stock held in a charitable trust of which she is a co-trustee. Excludes 18,934 shares of Company Common Stock held indirectly through two family limited partnerships of which Ms. Kreisler is a general partner. Also excludes 1,101,971 shares held by the Estate of R. Randall Rollins, as to which Ms. Kreisler is a co-executor. Also excludes 79 shares held by the R. Randall Rollins Voting Trust U/A dated August 25, 1994 as to which Ms. Kreisler is a co-trustee.

Mr. Paul Morton beneficially owns 900 shares of Company Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

Ms. Pamela R. Rollins beneficially owns 212,851 shares of Company Common Stock (0.6%). She has sole voting and dispositive power with respect to 116,353 shares, and shared voting and dispositive power with respect to 96,498 shares. These shares include 96,498 shares of Company Common Stock held in a charitable trust of which she is a co-trustee. Excludes 18,934 shares of Company Common Stock held indirectly through two family limited partnerships of which Ms. Rollins is a general partner. Also excludes 1,101,971 shares held by the Estate of R. Randall Rollins, as to which Ms. Rollins is a co-executor. Also excludes 79 shares held by the R. Randall Rollins Voting Trust U/A dated August 25, 1994 as to which Ms. Rollins is a co-trustee.

Mr. Timothy C. Rollins beneficially owns 171,868 shares of Company Common Stock (0.5%). He has sole voting and dispositive power with respect to 75,086 shares, and shared voting and dispositive power with respect to 96,782 shares. These shares include 96,498 shares of Company Common Stock held in a charitable trust of which he is a co-trustee. Also includes 284 shares of Company Common Stock held by his wife, as to which Mr. Rollins disclaims any beneficial interest. Excludes 18,934 shares of Company Common Stock held indirectly through two family limited partnerships of which Mr. Rollins is a general partner. Also excludes 1,101,971 shares held by the Estate of R. Randall Rollins, as to which Mr. Rollins is a co-executor. Also excludes 79 shares held by the R. Randall Rollins Voting Trust U/A dated August 25, 1994 as to which Mr. Rollins is a co-trustee.

CUSIP No. 568427 10 8	Page 20 of 23

The 1976 RRR Trusts beneficially own 38,304 shares of Company Common Stock (0.0%). They have sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 38,304 shares. These shares include 38,304 shares of Company Common Stock held by 1997 RRR Grandchildren’s Partnership.

WNEG Management Company, LLC beneficially owns 327,258 shares of Company Common Stock (1.0%). It has sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 327,258 shares. These shares include 327,258 shares of Company Common Stock held by WNEG Investments, L.P.

Mr. Donald P. Carson beneficially owns 3,116 shares of Company Common Stock (0.0%). He has sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 3,116 shares. These shares include 3,116 shares of Company Common Stock held in a charitable trust of which he is a co-trustee.

(c)
Except as previously noted in the Schedule 13D, as amended, and below, no transactions in Company common stock were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within 60 days of the date hereof or February 9, 2021. On December 7, 2020, Mr. Gary Rollins gifted 248,249 shares of Company common stock to a charitable trust of which he is a co-trustee and as to which he shares voting and investment power (that trust, the “Charitable Trust”). On December 8, 2020, Mr. Gary Rollins gifted 1,918 shares of Company common stock to his spouse and 150 shares to extended family members. On December 28, 2020, the Charitable Trust distributed 257,931 shares to a tax-exempt organization for no consideration. In connection with its dissolution and winding up, on February 3, 2021, RFPS Investments III, L.P. distributed its remaining 15 shares of Company common stock proportionately to its equity holders for no consideration. In connection with this distribution, LOR, Inc. received 13 shares and RCTLOR, LLC received one share. On or about February 9, 2021, it was concluded that the Estate of R. Randall Rollins was unlikely to distribute its shares of Company common stock within sixty days, and as a result, Mr. Gary Rollins does not currently beneficially own the 1,101,971 shares of Company common stock owned by that Estate; however, it is expected that these shares will eventually be transferred by the Estate to the R. Randall Rollins 2012 Trust. It is expected that the R. Randall Rollins 2012 Trust will eventually distribute all of its Company shares to one or more trust beneficiaries. In addition, on May 13, 2021, the Gary W. Rollins Voting Trust U/A dated September 14, 1994 gifted 79 shares of Company common stock to the Gary W. Rollins Revocable Trust for no consideration. On March 2, 2021, the 1997 RRR Grandchildren’s Partnership made an in-kind distribution of 645 shares of Company common stock to one of the 1976 RRR Trusts in partial liquidation of its interest in the Partnership. That Trust immediately distributed the shares to its beneficiary. On May 7, 2021, the 1997 RRR Grandchildren’s Partnership made an additional in-kind distribution of 637 shares of Company common stock to one of the 1976 RRR Trusts in partial liquidation of its interest in the Partnership. That Trust immediately distributed the shares to its beneficiary.

(d)
None.

(e)
On February 3, 2021, RFPS Investments III, L.P., in connection with its dissolution and winding up, distributed its remaining 15 shares of Company common stock proportionately to its equity holders for no consideration. As a result, it ceased to own any shares of Company common stock, ceased to be a part of the group filing this Amendment, and is no longer the beneficial owner of in excess of 5% of the Company’s common stock. On May 13, 2021, the Gary W. Rollins Voting Trust U/A dated September 14, 1994 gifted 79 shares of Company common stock to the Gary W. Rollins Revocable Trust for no consideration. As a result, it ceased to own any shares of Company common stock, ceased to be a part of the group filing this Amendment, and is no longer the beneficial owner of in excess of 5% of the Company’s common stock.

CUSIP No. 568427 10 8	Page 21 of 23

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the Schedule 13D, as amended, for historical information. Except as disclosed in the Schedule 13D, as amended, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.
Material to be Filed as Exhibits

(A)
Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

See the Schedule 13D, as amended, for historical information.

CUSIP No. 568427 10 8	Page 22 of 23

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

/s/ Gary W. Rollins
Date: June 8, 2021
GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of
RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of
RFA MANAGEMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Class A Member of
LOR Investment Company, LLC, in its capacity as General Partner of
RFPS INVESTMENTS III, L.P., and

As President of LOR, Inc., in its capacity as Class A Member of
LOR INVESTMENT COMPANY, LLC, and

As President of
ROLLINS HOLDING COMPANY, INC., and

As Trustee of
GARY W. ROLLINS VOTING TRUST U/A
DATED SEPTEMBER 14, 1994, and

As President of LOR, Inc., in its capacity as Manager of
RCTLOR, LLC, and

As President of
LOR, INC., and

As Co-Trustee of the 1976 RRR Trusts,
each in its capacity as a General Partner of
1997 RRR GRANDCHILDREN’S PARTNERSHIP, and

As Trustee of
GARY W. ROLLINS REVOCABLE TRUST, and

As Sole Manager and Member of
WNEG Management Company, LLC, in its
Capacity as General Partner of
WNEG INVESTMENTS, L.P.

CUSIP No. 568427 10 8	Page 23 of 23

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by Marine Products Corporation is being filed on behalf of each of the undersigned.

/s/ Gary W. Rollins
Date: June 8, 2021
GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of
RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of
RFA MANAGEMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Class A Member of
LOR Investment Company, LLC, in its capacity as General Partner of
RFPS INVESTMENTS III, L.P., and

As President of LOR, Inc., in its capacity as Class A Member of
LOR INVESTMENT COMPANY, LLC, and

As President of
ROLLINS HOLDING COMPANY, INC., and

As Trustee of
GARY W. ROLLINS VOTING TRUST U/A
DATED SEPTEMBER 14, 1994, and

As President of LOR, Inc., in its capacity as Manager of
RCTLOR, LLC, and

As President of
LOR, INC., and

As Co-Trustee of the 1976 RRR Trusts,
each in its capacity as a General Partner of
1997 RRR GRANDCHILDREN’S PARTNERSHIP, and

As Trustee of
GARY W. ROLLINS REVOCABLE TRUST, and

As Sole Manager and Member of
WNEG Management Company, LLC, in its
Capacity as General Partner of
WNEG INVESTMENTS, L.P.